January 2, 2007

BY EDGAR AND BY HAND

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Andrew Schoeffler

Re: Olin Corporation

Registration Statement on Form S-4

File No. 333-138238

Filed October 26, 2006

Dear Mr. Schoeffler:

Set forth below are the responses of Olin Corporation (the “Company”) to the comment letter of the staff (the “Staff”) dated December 20, 2006, with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Subject to resolving the outstanding comments below, we intend to file Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which will reflect our responses below.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in the amended Registration Statement filed on December 11, 2006 (“Amendment No. 1”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4

General

1.	We note your response to comment 1 of our letter dated November 22, 2006 and reissue this comment, as it does not appear that you provided all representations required by Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

The Company confirms that it will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who receives New Notes in exchange for Original Notes pursuant to the exchange offer may be a statutory underwriter.

Risk Factors, page 7

2.	We note your response to comment 17 of our letter dated November 22, 2006 and reissue this comment with respect to the second bullet point, as it does not appear that you have added this risk factor.

In response to comment 17 in the prior letter, the Company added additional risk factor disclosure regarding those features of the new notes that the Company believed required further emphasis in such a risk factor. The Company does not believe that the limited covenants in the indenture create a significant risk to the investors. These covenants are customary covenants for investment grade notes, and the Company does not believe they will restrict any activity that the Company may undertake in the future.

Ratio of Earnings to Fixed Charges, page 13

3.	Please include the ratio for the latest interim period as well. Please also include pro forma ratio information, since the original notes were issued in exchange for $125 million of your outstanding 9.125% notes due 2011. Otherwise, please provide us with your computations showing the change in ratio is less than 10%. See Item 503(d) of Regulation S-K.

The Company will add the ratio of earnings to fixed charges for the nine months ended September 30, 2006 in Amendment No. 2.

The Company did not include the pro forma information for the ratio of earnings to fixed charges as the change in the ratio was less than 10% as shown below:

	For the Nine Months Ended September 30, 2006			For the Year Ended December 31, 2005
	Reported	Adj.	Pro Forma	Reported	Adj.	Pro Forma
Earnings:
Income (loss) before taxes and cumulative effect of accounting change	$153.0	$0.2	$153.2	$225.6	$0.4	$226.0
Add (deduct):
Equity in income of non-consolidated affiliates	(37.7)	—	(37.7)	(38.5)	—	(38.5)
Dividends received from non-consolidated affiliates	—	—	—	0.5	—	0.5
Amortization of capitalized interest	0.1	—	0.1	0.2	—	0.2
Capitalized interest	—	—	—	(0.2)	—	(0.2)
Fixed charges as described below	22.8	(0.2)	22.6	29.7	(0.4)	29.3

Total	$138.2	$—	$138.2	$217.3	$—	$217.3
Fixed Charges:
Interest expensed and capitalized	$15.3	$(0.2)	$15.1	$20.3	$(0.4)	$19.9
Estimated interest factor in rent expense	7.5	—	7.5	9.4	—	9.4

Total	$22.8	$(0.2)	$22.6	$29.7	$(0.4)	$29.3

Ratio of earnings to fixed charges	6.1		6.1	7.3		7.4

Pro forma percentage change from reported			0.0%			1.4%

Exhibit 25.1

4.	We note your response to comment 33 of our letter dated November 22, 2006 and reissue this comment, as it appears the exhibits are still incorporated by reference from documents that are themselves incorporated by reference.

The Company shall file as exhibits to Amendment No. 2 the original documents referenced in the comment with the Form T-1 that was filed as an exhibit to Amendment No. 1.

Form 10-K for the year ended December 31, 2005

General

5.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

The comment is noted, and our individual responses are set forth below.

Financial Statements

Consolidated Statements of Cash Flows, page 47

6.	We have reviewed your response to comment 37 of our letter dated November 22, 2006. Given that you generated cash flows from investing activities related to discontinued operations, please amend your statements of cash flows to clearly identify these investing cash flows. Since you chose to separately reflect the cash flows related to discontinued operations within the operating activities section, you must present the value of cash flows related to discontinued operations within each of the three categories separately. Such a presentation must also be consistent for each period presented. Please revise accordingly. Please refer to the AICPA’s Center for Public Company Audit Firms Alerts #90 and 98.

In the Division of Corporation Finance’s outline of Current Accounting and Disclosure Issues updated on November 30, 2006, the Staff indicated that it was aware of a wide diversity in practice of reporting cash flows from discontinued operations in the cash flow statement indicating further that FASB Statement No. 144, “Accounting for Impairment on Disposal of Long-lived Assets” is silent with respect to reporting the cash flows associated with the discontinued operations. FASB Statement No. 95, “Statement of Cash Flows” (FAS 95) requires that an entity report its cash inflows and outflows according to whether they relate to operating, investing, or financing activities. Footnote 10 of FAS 95 specifically addresses discontinued operations and says that separate disclosure of cash flows pertaining to discontinued operations is not required. The footnote continues and states that an enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected. In the current issues outline the key consideration identified by the Staff is whether cash flow presentation for discontinued operations “conform to the basic disclosure requirement in FAS 95 that all cash flows be reported as relating to operating, investing, or financing activities.” The Staff identifies several variations that appear to be consistent with this disclosure requirement including “Separately identifying the cash flows related to discontinued operations within each of the 3 categories, or just separately for operating cash flows.” We believe our disclosure in the 2005 Form 10-K falls within this category and note that the Staff’s guidance, which is marked on the outline as “new,” provides further clarification to both of the AICPA’s Center for Public Company Audit Firms Alerts #90 and #98. The Company notes that it did not aggregate operating, investing and financing activities into a single line item nor did it present cash flows from operating, investing, and financing activities of the discontinued operation all within the operating cash flows category. As noted by the Staff, neither approach would be supported by FAS 95. The Company reviewed AICPA’s Center for Public Company Audit Firms Alerts #90 which was issued on February 15, 2006 prior to the filing of its Form 10-K. The Company’s decision was made based on its judgment of materiality, the lack of impact on any of the total operating, investing and financing cash flow categories, the totality of the comprehensive disclosures in the existing Discontinued Operations footnote, the consideration that the amended disclosures were reviewed by the Staff in conjunction with the prior review of the Company’s 2003 Form 10-K and third quarter 2004 Form 10-Q, and the fact that the transaction occurred in 2004.

For the Staff’s information, the Company’s Consolidated Statement of Cash Flows – Investing Activities includes a separate line item entitled Proceeds from Sale of a Business and an Insurance Investment totaling $19.7 million in 2004, which includes the $17.1 million proceeds from the sale of Olin Aegis to HCC Industries in 2004. The proceeds from the sale of the discontinued operation are disclosed separately in the financial statement footnote – Discontinued Operations. The remaining Investing Activities for the discontinued operation were capital expenditures of $0.05 million and $0.3 million in 2004 and 2003, respectively.

Notwithstanding the above, the Company will revise in future filings the Consolidated Statements of Cash Flows to separate within the investing section the proceeds from the sale of the discontinued operation from the sale of an insurance investment. Capital expenditures for discontinued operations are not shown separately in the following table as the amounts do not meet the Company’s rounding criteria of $0.1 million. The following is an example of our general-line item presentation of the investing section beginning with the Company’s Form 10-K for December 31, 2006, which is expected to be filed on or before February 27, 2007 (changed items are in bold):

	2006	2005	Revised 2004
Investing Activities
Capital Expenditures
Business Acquired in Purchase Transaction
Proceeds from Sale of an Insurance Investment
Disposition of Property, Plant and Equipment
Distributions from Affiliated Companies, Net
Other Investing Activities

Cash (Used for) Continuing Operations
Discontinued Operations:
Proceeds from Sale of a Business

Net Investing Activities

In addition, the Company’s Form 10-K for the year ended December 31, 2006 will include the following paragraph in the Accounting Policies, Basis of Presentation section:

“The 2004 Consolidated Statement of Cash Flows has been revised to separately disclose the investing portion of cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis with the sale of an insurance investment.”

Accounting Policies, page 48

7.	We have reviewed your response to comment 39 of our letter dated November 22, 2006. We continue to believe you should disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administration expenses line item. Please revise or advise.

In future Form 10-K filings, the Company will include a disclosure regarding the types of expenses in costs of good sold and selling and administration. The Company’s cost of goods sold includes the costs of inventory sold, related purchasing, distribution and warehousing costs, costs incurred for shipping and handling, and environmental remediation costs. Selling and administrative expense includes personnel costs associated with sales, marketing and administration, legal and legal-related costs, consulting and professional services fees, advertising expenses, and other similar costs.

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Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically Kris F. Heinzelman (212) 474-1336 or Jack Curtis (212) 474-1244, if you have any questions regarding this submission.

Sincerely,

/S/ GEORGE H. PAIN

George H. Pain

Vice President, General Counsel and Secretary

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